Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193404

SUPPLEMENT NO. 1 DATED APRIL 22, 2014 TO

PROSPECTUS DATED APRIL 10, 2014

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated April 10, 2014 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus and this Supplement No. 1.

Updated Business Section Disclosure

The following amends and replaces the disclosure under the subsection captioned “Related Party Settlement with Securities and Exchange Commission (‘SEC’)” on page 83 of our prospectus dated April 10, 2014:

Related Party Settlement with Securities and Exchange Commission (“SEC”)

On February 12, 2014, the SEC entered into settlement agreements with Apple REIT Six, Apple REIT Seven, Apple REIT Eight, Apple Hospitality REIT, Inc., formerly known as Apple REIT Nine, Inc., (the “Other REITs”), their respective advisory companies (for the purposes of this discussion, the “Advisors”), Chief Executive Officer and Chairman Glade M. Knight, and Chief Financial Officer Bryan F. Peery. The Company was not part of the settlement and the SEC will not seek any sort of sanction or monetary penalty against the Company related to the previously disclosed SEC investigation.

To effectuate the settlement against the Other REITs, and without admitting or denying any of the SEC’s allegations, the Other REITs consented to the issuance of an administrative order alleging disclosure deficiencies and deficiencies in related controls resulting in violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 (for Apple REIT Seven and Apple REIT Eight only) and Sections 13(a), 13(b)(2)(A), 13(b)(2)(B), 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rules 12b-20, 13a-1, 13a-13 and 14a-9 thereunder. Specifically, the order alleges that from 2008 through 2011, the Other REITs had deficiencies related to the disclosure of the process used to price shares sold in their dividend reinvestment plans, disclosure of compensation paid to executives by the Advisors, and disclosure of transactions among the Other REITs. The Advisors, Mr. Knight and Mr. Peery, also without admitting or denying any allegations, consented to the issuance of the order alleging that, based on the alleged disclosure deficiencies described above, they were a cause of the Other REITs’ violations of certain provisions of Sections 13 and 14 of the Exchange Act. In addition, the order provides that Mr. Knight and Mr. Peery violated Section 16(a) of the Exchange Act based on Mr. Knight’s alleged failure to file timely with the SEC one Form 3 and one Form 4 for Apple REIT Nine, Inc., and Mr. Peery’s alleged failure to file timely one Form 4 for Apple REIT Nine, Inc. Further, the order provides that Mr. Knight and Mr. Peery each violated Rule 13a-14 of the Exchange Act based on the officer certifications they provided in their respective roles as Chief Executive Officer and Chief Financial Officer for the Other REITs. The order requires the Other REITs, the Advisors, Mr. Knight and Mr. Peery to cease and desist from committing or causing any such violations in the future, and requires the Advisors, Mr. Knight and Mr. Peery to pay civil penalties. Mr. Knight agreed to pay a penalty of $125,000 and Mr. Peery agreed to pay a penalty of $50,000. The order had no impact on the financial statements for the Other REITs.